FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1– Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 13, 2008

3

Exhibit 99.1

CHINA MEDICAL TECHNOLOGIES PRICES CONCURRENT OFFERINGS OF

$240 MILLION OF CONVERTIBLE SENIOR NOTES AND UP TO 4,700,000 PURCHASED ADSs

PURSUANT TO ADS ISSUANCE AND REPURCHASE AGREEMENTS

BEIJING, China, August 13, 2008 — China Medical Technologies, Inc. (the “Company”) (Nasdaq GSM: CMED) today announced the pricing of its public offerings of $240.0 million aggregate principal amount of convertible senior notes due 2013 and up to 4,700,000 American Depositary Shares, or ADSs, which ADSs are being purchased by affiliates of the underwriters of the notes offering pursuant to ADS issuance and repurchase agreements with the Company. The notes offering was increased from its initial announced size of $150.0 million aggregate principal amount of notes. The Company also has granted the underwriters of the notes offering an option to purchase up to an additional $36.0 million aggregate principal amount of notes to cover over-allotments.

The notes will pay interest semi-annually at the annual rate of 4.00%, and mature on August 15, 2013. At any time until 5:00 p.m., New York City time, on the business day immediately preceding the maturity date, the holders of notes may convert all or a portion of their notes into ADSs, based on an initial conversion rate of 17.0068 ADSs per $1,000 principal amount of notes, which represents an initial conversion price of approximately $58.80 per ADS. The initial conversion price is a 22.5% premium to the offer price of $48.00 of the purchased ADSs initially offered by the concurrent offering. The closing sale price of the Company’s ADSs on August 12, 2008 was $49.66 per ADS. The initial conversion rate, and thus the initial conversion price, will be subject to adjustment under certain circumstances.

Holders of the notes may require the Company to repurchase the notes upon certain fundamental changes. In the event of certain types of fundamental changes, the Company will increase the conversion rate by a number of additional ADSs for holders who convert their notes in connection with such fundamental change.

The net proceeds of the notes offering, after deducting underwriting discounts and offering expenses, will be approximately $232.8 million (or approximately $267.7 million if the underwriters exercise their option to purchase additional notes in full). The Company intends to use these net proceeds for general corporate purposes and for the acquisitions of businesses, products and technologies that the Company believes will complement its existing business.

In connection with the notes offering, the Company has entered into ADS issuance and repurchase agreements with affiliates of the underwriters of the notes and ADS offerings (the “ADS purchasers”), pursuant to which the Company will issue 4,700,000 ADSs to the ADS purchasers at a purchase price of $1.00 per ADS, which is equal to the par value of the underlying shares. The ADS purchasers will be obligated to deliver to the Company an equal number of ADSs on a later date as described below, and, on the day the Company issues the purchased ADSs to the ADS Purchasers, the Company will prepay to the ADS purchasers $1.00 per ADS to repurchase these ADSs to be delivered to the Company in the future. Concurrently with this offering of notes, the ADS purchasers will sell the purchased ADSs pursuant to a separate prospectus supplement and accompanying prospectus. 2,142,857 of the purchased

ADSs will be initially offered at $48.00 per ADS, and up to the remaining 2,557,143 purchased ADSs are expected to be subsequently sold at prevailing market prices at the time of sale or at negotiated prices.

The ADS purchasers will receive all of the proceeds from the sale of the purchased ADSs in the ADS offering. The Company will not receive any of the proceeds from the sale of the purchased ADSs in the ADS offering. The sale of the purchased ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The closing of the notes offering is contingent upon the closing of the concurrent offering of the fixed-price purchased ADSs, and the closing of the concurrent offering of fixed-price purchased ADSs is contingent upon the closing of the notes offering.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, the Company believes that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing earnings per ADS because, pursuant to the ADS issuance and repurchase agreements, among other things, upon conversion, repurchase or payment at maturity of all of the notes, the ADS purchasers will be obligated to deliver to the Company a number of ADSs equal to the number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated will act as underwriters for the notes offering and the ADS offering.

The notes offering and the ADS offering are made under the Company’s shelf registration statement filed with the Securities and Exchange Commission on August 11, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the preliminary notes prospectus supplement and the accompanying prospectus and the preliminary ADS prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com or contacting 180 Varick Street, New York, New York 10014, Attention: Prospectus Department.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed offerings, the use of the net proceeds from the notes offering and the belief that the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS. These forward-looking statements involve risks and uncertainties. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the price of the Company’s ADSs, management’s broad discretion over the use of the net proceeds of the notes offering, or changes in U.S. generally accepted accounting principles or in their interpretation. Certain of these risks and others are detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F for the year ended March 31, 2008.

Contacts

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com